UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of December 2021

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Extension of share buyback programme dated 08 December 2021, prepared by WPP plc.

FOR IMMEDIATE RELEASE	8 December 2021

WPP plc ("WPP" or the "Company")

Extension of share buyback programme

On 28 October 2021, WPP announced that it had entered into an agreement with Goldman Sachs International ("Goldman Sachs") in relation to the purchase by Goldman Sachs of WPP's ordinary shares of 10 pence each ("Ordinary Shares") for an aggregate purchase price of up to £200m (the "Original Programme"). Ordinary Shares acquired by Goldman Sachs under the Original Programme were to be simultaneously on-sold by Goldman Sachs to WPP.

As at 7 December 2021, £199m of Ordinary Shares under the Original Programme had been purchased. On 8 December 2021 WPP entered into a further agreement with Goldman Sachs in relation to the purchase by Goldman Sachs of Ordinary Shares for an aggregate purchase price of up to £50m (the "Extended Programme"). Ordinary Shares acquired by Goldman Sachs under this further agreement will be simultaneously on-sold by Goldman Sachs to WPP.

The purchase of shares in accordance with the Extended Programme is expected to commence on or shortly after 8 December 2021 and a further announcement will be made upon completion. The purpose of the Programme is to reduce the share capital of WPP.

Any purchase of Ordinary Shares contemplated by this announcement will be carried out on the London Stock Exchange and/or other trading venues.1 WPP's shareholders generally authorised WPP to purchase up to a maximum of 121,258,871 Ordinary Shares at its 2021 Annual General Meeting held on 9 June 2021, subject to certain limitations (the "Authority"). The aggregate number of Ordinary Shares acquired by the Company pursuant to the Extended Programme shall not exceed the maximum number of Ordinary Shares which the Company is authorised to purchase pursuant to the Authority. The Authority expires on the earlier of the date of the Annual General Meeting of the Company to be held in 2022 and 1 September 2022. The Extended Programme will be executed in accordance with (and subject to the limits prescribed by) the Authority and will be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014/EU (as in force in the UK and as amended by the Market Abuse (Amendment) (EU Exit) Regulations 2019), the Commission Delegated Regulation 2016/1052/EU (as in force in the UK and as amended by the FCA's Technical Standards (Market Abuse Regulation) (EU Exit) Instrument 2019) and in accordance with Chapter 12 of the UK Listing Rules. Any market repurchase of Ordinary Shares will be announced no later than 7.30am on the business day following the calendar day on which the repurchase occurred.

Goldman Sachs will make any disclosures it is legally required to make in relation to such transactions.

[1] Includes Cboe BXE, Cboe CXE and Turquoise.

For further information:

Investors and analysts
Peregrine Riviere	+44 7909 907193
Fran Butera (US)	+1 914 484 1198

Media
Chris Wade, WPP	+44 (0)20 7282 4600
Richard Oldworth,Buchanan Communications	+44 20 7466 5000 +44 7710 130 634

About WPP
WPP is a creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 08 December 2021.	By: ______________________
Balbir Kelly-Bisla
Company Secretary